SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

DELL TECHNOLOGIES INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class C Common Stock, $0.01 par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Richard J. Rothberg, Esq.

Senior Vice President, General Counsel and Secretary

One Dell Way

Round Rock, Texas 78682

Telephone: (512) 728-7800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Tristan M. Brown

Daniel N. Webb

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

Telephone: (650) 251-5000

Facsimile: (650) 251-5002

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$19,601,615.00	$1,973.88

*	Calculated solely for purposes of determining the filing fee. Calculated as the aggregate maximum purchase price for the shares of Class C Common Stock, $0.01 par value per share, of Dell Technologies Inc. offered to be purchased, based on a price per share of $27.50.

**	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $100.70 for each $1,000,000 of the value of this transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,973.88	Filing Party: Dell Technologies Inc.
Form or Registration No.: Schedule TO	Date Filed: September 14, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by Dell Technologies Inc., a Delaware Corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on September 14, 2016, as amended and supplemented by Amendment No. 1 thereto, filed by the Company with the Commission on October 3, 2016, relating to the Company’s offer to purchase for cash up to 712,786 shares of Class C Common Stock, par value $0.01 per share, of the Company (the “Class C Common Stock”) at a purchase price of $27.50 per share, on the terms of and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2016, a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO (as amended from time to time, the “Offer to Purchase”) and in the related election notice, a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO. The Offer to Purchase and the related election notice together constitute the “Offer”.

This is the final amendment to the Schedule TO and is being filed to report the results of the Offer pursuant to Rule 13e-4(c)(4). The information in the Offer to Purchase and the related election notice is incorporated herein by reference in response to all of the items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

The Offer expired at 11:59 p.m., New York City time, on October 14, 2016. Pursuant to the Offer, 278,063 shares of Class C Common Stock were validly tendered and not withdrawn prior to the expiration of the Offer at a purchase price of $27.50 per share. Pursuant to the terms of the Offer, the Company accepted for purchase all 278,063 shares of Class C Common Stock tendered at a purchase price of $27.50 per share, payable in cash.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

DELL TECHNOLOGIES INC.

Date: October 18, 2016	/s/ Richard J. Rothberg
Richard J. Rothberg
Senior Vice President, General Counsel and Secretary